Exhibit 99.1

AGM Group Holdings Inc. Signs MOU with Australia-Based Brokerage Firm to Jointly
Promote Its Newly Launched FXSC Platform

BEIJING, China, July 15, 2020 /PRNewswire/ -- AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an application software company providing accounting and ERP software, fintech software, and trading education software and website service, today announced that AGM Technology Limited (“AGMTech”), a wholly-owned subsidiary of the Company, entered into a Memorandum of Understanding (“MOU”) with GMTK Global Pty Ltd. (“GMTK”), a Australia-based brokerage firm, to jointly promote the Company’s newly launched online trading education and social trading network platform FXSC in the Australia market. A binding contract or partnership agreement is expected to be negotiated on or before August 15, 2020.

Wenjie Tang, Chief Executive Officer of AGMH, commented, “FXSC is a virtual trading education and social trading platform that we launched at the beginning of the month. With innovative features, such as tiered trading contest with prizes and incentives, and real-time multi-party interaction, FXSC offers enhanced experience for all levels of users. We are thrilled to have the opportunity to penetrate the Australian market through a potential partnership with GMTK and looking forward to firming up the relationship with GMTK in coming weeks.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an application software company, currently conducting three main business: 1) accounting and ERP software, 2) fintech software, and 3) trading education software and website service. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1-732-910-9692